NOVA TECHNOLOGIES USA, INC.
4421 COMMONS DRIVE, SUITE 182
DESTIN, FL 32541

April 11, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Re:	Request for Withdrawal of Filing of Form SB-2
File No. 333-145011

Gentlemen:

I respectfully request a withdrawal the SB-2 filing for Nova Technologies USA, Inc.  This is SEC File 333-145011, Accession Number 1214782-7-174.  This request is being made for the following reasons: 1) Upon review of your letter of November 5, 2007, which contained 114 questions, I have decided to seek out and engage an attorney other than the one that made the subject SB-2 filing on my behalf, and, 2) the company is considering undertaking a subsequent private offering in reliance on 230.155(c).

I certify that no shares of stock of Nova Technologies USA, Inc. were sold during the time in which the subject SB-2 was filed with the Securities and Exchange Commission.

Sincerely yours,

/s/ John H. McDermit
John H. McDermit
President
Nova Technologies USA, Inc.